Exhibit 15.2

SwissLink Carrier AG (formerly Swissphone Carrier AG)

Quarterly reporting for the period from 1 January to 30 June 2019

Unaudited figures

Registered office:Schochenmühlestrasse 4

6340 Baar Switzerland

Statement of comprehensive income

for the period from 1 January to 30 June 2019

Income statement
	Period	Year ended 2018
	January 1, 2019 To June 30, 2019
Note	(in CHF)	(in CHF)
Continuing operations
Revenue	2,946,012	7,930,672
Material costs	(2,528,868)	(7,225,167)
Gross profit	417,144	705,505
Personnel expenses	(215,277)	(760,088)
Travelling expenses	(10,084)	(18,813)
Repair and maintenance costs	(78,636)	(112,110)
Insurance costs	(18,788)	(27,046)
Administration expenses	(13,282)	(31,487)
Consulting, legal and audit fees	-	(29,666)
Other Operating expenses	(14,451)	(53,390)
Operating result before interest and taxes (EBITDA)	66,626	(327,095)
Depreciation PP&E	(1,266)	(2,826)
Amortization of intangible assets	-	(5,944)
Operating result before interest and taxes (EBIT)	65,360	(335,865)
Other non operating expenses	(1,098)	-
Financial expenses	(17,712)	(75,297)
Profit/Loss before tax	46,550	(411,162)
Tax income	-	69,897
Profit/Loss for the period/year	46,550	(341,265)

Other comprehensive income
Items that will not be reclassified subsequently to profit and loss:
Re-measurement of defined benefit obligation	-	82,182
Related tax	-	(13,971)
	-	68,211
Other comprehensive income / (expenses) for the year, net of tax	-	68,211

Total comprehensive income / (expenses) for the year	-	(273,054)

Balance sheet as at June 30. 2019

Balance sheet
	June 30, 2019	December 31, 2018	January 1, 2018
Note	(in CHF)	(in CHF)	(in CHF)
ASSETS
Current assets
Cash and cash equivalents	219,574	280,884	119,723
Trade accounts receivable (net)	1,239,746	626,567	1,233,978
Trade accounts receivable, shareholder	-	-	-
Other current receivables	100,167	81,817	149,017
Prepayments / accrued income	-	-	-
Total current assets	1,559,487	989,268	1,502,718
Non-current assets
Deferred tax assets	406,967	406,967	354,552
Property, plant and equipment	11,966	1,528	9,089
Intangible assets	-	-	23,775
Total non-current assets	418,933	408,495	387,416
TOTAL ASSETS	1,978,420	1,397,763	1,890,134

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable, trade	1,219,947	737,280	931,103
Accruals and deferred income	-	55,670	35,996
Employee benefits	-	43,476	71,226
Other current liabilities	87,597	183,601	48,520
Total current liabilities	1,307,544	1,020,027	1,086,845
Non-current liabilities
Loan, third party	246,590	-	-
Loans, shareholder	2,137,077	2,137,077	1,601,825
Loans, related parties	-	-	642,459
Deferred tax liabilities	-	-	3,511
Employee benefits	142,614	142,614	184,395
Total non-current liabilities	2,526,281	2,279,691	2,432,190
TOTAL LIABILITIES	3,833,825	3,299,718	3,519,035
Shareholders' equity
Share capital	100,000	100,000	100,000
Retained earnings	(1,955,405)	(2,001,955)	(1,728,901)
Total Equity	(1,855,405)	(1,901,955)	(1,628,901)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,978,420	1,397,763	1,890,134

Statement of cash flow

for the period from 1 January to 30 June 2019

Statement of cash flows	Period	Year ended 2018
	January 1, 2019 To June 30, 2019
Note	(in CHF)	(in CHF)
Cash flow from operating activities
Profit/Loss for the period/year	46,550	(341,265)
Adjustments for:
Depreciation of fixed assets	1,266	2,826
Amortization of intangible assets	-	5,944
Change in employee benefits	(43,476)	38,974
Non-cash financial expense/(income), net	4,557	11,448
Tax income	-	(69,897)
	8,897	(351,970)
Changes in:
Trade and other receivables	(631,529)	674,611
Trade and other payables and accruals	330,992	(39,068)
Current employee benefits	-	(27,750)
	(300,537)	607,793
Income taxes paid	-	-
Cash-flow from operating activities	(291,640)	255,823
Cash flow from investing activities
Acquisition for intangible assets	(2,820)	-
Acquisition of tangible assets	(8,883)	11,773
Proceeds from sale of intangible assets	-	29,719
Net cash provided / (used in) by investing activities	(11,703)	41,492
Cash flow from financing activities
Proceeds of loans, shareholder	-	535,252
Proceeds of loans, third party	246,590	-
Repayment of loans, third parties	-	(642,459)
Interest paid	-	(3,201)
Interest on shareholder loans paid	-	(12,938)
Bank fees and other finance fees paid	-	(14,887)
Net cash used in financing activities	246,590	(138,233)

Net decrease / increase in cash and cash equivalents	(56,753)	159,082
Cash and cash equivalents at beginning of year	280,884	119,723
Effect of foreign exchange rate changes	(4,557)	2,079
Cash and cash equivalents at end of period/year	219,574	280,884

Statement of change in shareholder’s equity

for the period from 1 January to 30 June 2019

Statement of changes in shareholders' equity
(in CHF)		Translation reserve
	Share capital		Retained earnings	Total equity
Balance as at 1 January 2018	100,000	-	(1,728,901)	(1,628,901)
Loss for the year	-	-	(341,265)	(341,265)
Other comprehensive income / (expenses)	-	-	68,211	68,211
- Remeasurements of defined benefit obligation (see Note 15)	-	-	82,182	82,182
- Related tax (see Note 8)	-	-	(13,971)	(13,971)
Total comprehensive income / (expenses)	-	-	(273,054)	(273,054)
Balance as at 31 December 2018	100,000	-	(2,001,955)	(1,901,955)
Profit for the period/year	-	-	46,550	46,550
Other comprehensive income / (expenses)	-	-	-	-
- Remeasurements of defined benefit obligation (see Note 15)	-	-	-	-
- Related tax (see Note 8)	-	-	-	-
Total comprehensive income / (expenses)	-	-	46,550	46,550
Balance as at 30 June 2019	100,000	-	(1,955,405)	(1,855,405)

As of June 30, 2019 the share capital consists of 1’000 shares, each with a par value of CHF 100. The share capital is fully liberated.

Notes to the financial statements

for the period from January 1 to June 30, 2019

1.General information

SwissLink Carrier AG (formerly Swissphone Carrier AG), (“The Company”) is a company incorporated and domiciled in Baar, Switzerland. The registered office is located at Schochenmühlestrasse 4, 6340 Baar, Switzerland. It was established on 22 September 2015.

SwissLink Carrier AG is a provider of international telephone traffic around the globe, which trades international VoIP (voice over IP) telephone minutes through its Software Management platform named VAMP.

2.Basis of accounting

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements were authorized for issue by the Board of Directors on August 1, 2019. Details of the Company’s accounting policies are included in Note 3.

First-Time adoption of IFRS

The financial statements for the year ended 31 December 2018 are the Company’s first financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The accounting policies comply with each IFRS effective at 30 June 2019 and are the same for both periods respectively all three balance sheet dates, except for the mandatory exceptions and the optional exemptions applied by the Company in accordance with IFRS 1.

In preparing these financial statements, the Company’s date of transition to IFRSs is 1 January 2017. Until 31 December 2018, the Company has applied Swiss accounting law in its financial statements.

Standards and interpretations issued but not yet effective

These will be applied by the Company when they become effective, if they are relevant for the Company. No standards or interpretations, which are described below, have been adopted early.

New Standards or Interpretations

Standard / Interpretation	Effective date	Planned application
IFRS 16 Leases	January 1, 2019	Reporting year 2019

IFRIC 23 Uncertainty over Tax Treatments	January 1, 2019	Reporting year 2019

Revisions and amendments of Standards and Interpretations

Standard / Interpretation	Effective date	Planned application
Prepayment Features with Negative Compensation	January 1, 2019	Reporting year 2019
(Amendments to IFRS 9)

Long-term Interests in Associates and Joint	January 1, 2019	Reporting year 2019
Ventures (Amendments to IAS 28)

Plan Amendment, Curtailment or Settlement	January 1, 2019	Reporting year 2019
(Amendments to IAS 19)

Annual Improvements to IFRS Standards 2015 -	January 1, 2019	Reporting year 2019
2017 Cycle - various standards

Amendments to References to Conceptual	January 1, 2020	Reporting year 2020
Framework in IFRS Standards

IFRS 16 replaces the current guidance in IAS 17 and is a far-reaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Notes to the financial statements

for the period from January 1 to June 30, 2019

2.Basis of accounting (continued)

The Company does not expect significant impacts from new pronouncements issued but not yet effective.

3.Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The principal accounting policies are set out below.

The financial statements for the year ended 31 December 2018 are the Company’s first financial statements prepared in accordance with IFRS.

Functional and presentation currency

The Company’s functional currency is US Dollar (USD). These financial statements are presented in Swiss Francs (CHF). The company was incorporated in 2016 in Switzerland and since that date the Swiss Franc has been adopted as presentation currency. Amounts in functional and foreign currencies are translated into the presentation currency at the actual monthly exchange rates published by the Swiss Federal Tax Authority.

Rounding of amounts

All amounts disclosed in the financial statements and notes have been rounded off to the nearest currency unit.

Foreign currencies

Business transactions in currencies other than the entity’s functional currency (foreign currencies) are translated into the functional currency at the transaction rate. Monetary assets and liabilities are translated at the year-end balance sheet rate and the resulting foreign exchange gains and losses are presented within financial income and expense. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•In the principal market for the asset or liability or

•In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Composition and valuation of balance sheet items

Current versus non-current classification

Assets and liabilities are presented in the statement of financial position based on current/non-current classification. An asset is current when it is:

•Expected to be realized or intended to sell or consumed in the normal operating cycle

•Held primarily for the purpose of trading

•Expected to be realized within 12 months after the balance sheet date, or

•Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current. A liability is current when:

•It is expected to be settled in the normal operating cycle

•It is held primarily for the purpose of trading

•It is due to be settled within twelve months after the reporting period, or

•There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Financial assets

Classification

The Company classifies its financial assets in the following measurement categories:

a)those to be measured subsequently at fair value (either through other comprehensive income, or through the income statement), and

b)those measured at amortized cost.

For assets measured at fair value, gains and losses will either be recorded in the Income statement or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

Initial recognition and measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement. In the periods presented the Company does not have any financial assets categorized as FVTPL and FVOCI.

Subsequent measurements

Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and the latter’s cash flow characteristics. The Company classifies its asset instruments into the following categories:

•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in other income using the effective interest rate method.

•Fair value through other comprehensive income (FVOCI): Assets that are held for collection of contractual cash flows and for selling the financial assets where the cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income (FVOCI). Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in the Income statement. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to the income statement and recognized in other gains / (losses). Interest income from these financial assets is included in other income using the effective interest rate method.

•Fair value through profit and loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit and loss. Interest income from these financial assets is included in other income.

De-recognition of financial assets

A financial asset is derecognized only when:

•the contractual rights to the cash flows from the financial asset expire;

•the Company has transferred a financial asset in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost. The Company measures loss allowances at an amount equal to lifetime ECLs, except for financial assets for which credit risk has not increased significantly since initial recognition; these are measured at 12-month ECLs.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires lifetime ECLs to be recognized from initial recognition of the trade receivables.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company formulates a ‘base-case’ view of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. This process involves developing additional economic scenarios and considering the relative probabilities of each outcome.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 365 days past due. The Company considers a financial asset to be in default when:

•the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or

•the financial asset is more than 360 days past due.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Company in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•significant financial difficulty of the borrower or issuer;

•a breach of contract such as a default; or

•it is probable that the borrower will enter bankruptcy or other financial reorganization.

Presentation of allowance for ECL in the statement of financial position Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off on a case-by-case basis when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Cash and cash equivalents

These include cash in hand; cash in transit, balances in postal and bank accounts, as well as short- term time deposits with an original term not exceeding 90 days. Cash and cash equivalents are measured at cost.

Accounts receivable & other receivable

Trade receivables and other receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method, which includes the deduction of expected credit losses.

Property, plant and equipment

Property, plant and equipment are carried at purchase or production cost less appropriate depreciation. In the case of an impairment loss, the appropriate charge is made to the income statement. Depreciation is charged on straight-line basis (difference between cost and residual value). For Hardware this period is usually 3-8 years.

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The assets’ residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) at the date of the disposal is included in the income statement in the year the asset is derecognized.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

Finance and operating leases

Assets acquired under lease agreements which effectively transfer substantially all the risks and rewards incidental to ownership from the lessor to the lessee are classified as finance leases. Finance leases on tangible fixed assets are capitalized at amounts equivalent to the lower of respective fair value of the tangible fixed asset or the estimated net present value of the future minimum lease payments plus any indirect costs associated with the lease. The same amount less finance costs is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortized over the shorter of their estimated useful life and the term of the lease. The interest portion of the lease payment is recorded as interest expense in the income statement, calculated on the amortized cost.

Lease agreements which do not transfer substantially all risks and rewards to the Company are classified as operating leases. Payments are recorded pro-rata over the lease period. Rental costs for short-term operating leases are charged directly to the income statement on a straight-line basis. Operating leases are not included in the balance sheet; the corresponding obligations are fully reported in the notes.

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for accordingly.

The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Intangible assets held by the Company with finite useful lives include Software only.

Software is capitalized at cost and is amortized on a straight-line basis over their useful life, typically not exceeding 6 years.

Impairment of tangible and intangible assets excluding goodwill

Retirement benefit costs

Tangible and intangible assets (excluding goodwill) are assessed at each reporting date for indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. The asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or a group of assets exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the group of assets.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Company’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

For defined benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized in full in the period in which they occur. They are recognized outside the income statement and are presented in other comprehensive income.

Past service cost is recognized immediately in the income statement in the period in which it occurs.

The retirement benefit obligation recognized in the balance sheet represents the present value of the defined obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of the scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities not at FVTPL, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

•Financial liabilities at amortized cost

•Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Loans and Borrowings

Borrowings are initially recognized at fair value, net of transaction cost incurred. Borrowings are subsequently measured at amortized cost. The transaction costs incurred for floating interest rate borrowings is amortized over the tenure of the loan based on the effective interest rate method.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the income statement.

Provisions, contingent liabilities and contingent assets

Revenue recognition

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. The timing or amount of the outflow may still be uncertain.

Provisions are not recognized for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

Notes to the financial statements

for the period from January 1 to June 30, 2019

3.Significant accounting policies (continued)

Composition of items in the income statement

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer. When the Company acts as principal, revenues are recorded gross. However, when, from an economic point of view, the Company acts only as a broker or agent, revenues are reported net of related costs.

The Company has entered into a number of interconnect agreements with other carriers. These agreements allow carriers to terminate traffic on their respective networks and to provide end-to-end routing of voice and data traffic.

The Entity is a provider of international telephone traffic around the globe, which trades international VoIP (voice over IP) telephone minutes through its trading-software platform. Besides VoIP-Revenues, there are no other revenue streams. Therefore, all of the Company’s revenues are recognized at a specific time, which is when the call has been completed. There are no revenues recognized over time.

There are no bonuses, kick-backs, etc.

Taxation

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except items recognized directly in equity or in OCI.

Current income tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is considered more likely than not that sufficient taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is considered that more likely than not no longer sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Notes to the financial statements

for the period from January 1 to June 30, 2019

4.Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are onsidered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

The current and prior year ended with a loss. Beginning in 2018 the Management and the Board of Directors took several measures to improve the financial situation. Due to these measures the Management expects to reach break-even in the financial year 2019. Until Q2 2019 there are no indicators, that this goal cannot be reached.

Furthermore, the Board of directors successfully raised new money. Until Q2 2019, shareholders and third parties invested additional CHF 200’000.

Therefore, the Company has determined that it will have the ability to continue as a going concern for the foreseeable future which as a minimum covers 12 months from the date of signing the Company’s financial statements. As such, the financial statements have been prepared on a going concern basis.

Pension obligations

The Company provides employees with long-term employee benefits such as pensions. The long-term nature of these liabilities creates inherent uncertainties that are dependent on future events. Estimating the pension liability requires the Company to make an estimate of the expected return on plan assets, an appropriate discount rate, future salary increases, employee life expectancy and other projections.

5.Revenue and Material costs

Analysis of the Company’s revenue

The Company’s revenue is generated with only one product; VoIP (voice over IP).

Assets and liabilities related to contracts with customers

The Company has not recognized any assets or liabilities related to contracts with customers.

Analysis of the Company’s Material costs

Material costs are fully related to the purchase of VoIP (voice over IP) capacity from several suppliers.

6.Financial risk management objectives and policies

Capital management

The objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Company may repay capital to shareholders, issue new capital or sell assets to reduce debt.

By ensuring the Company adheres to defined debt/equity ratio covenant limits and other covenants under the Company’s financing arrangements, management meets the primary capital risk objective.

Notes to the financial statements

for the period from January 1 to June 30, 2019

6.Financial risk management objectives and policies (continued)

The Company’s adjusted net debt to equity ratio was as follows.

At
(in CHF)	June 30, 2019
Total liabilities	3,833,825
Less: Total loans under subordination	(2,137,077)
Less: cash and cash equivalents	(219,574)
Net debt adjusted	1,477,174
Total equity	(1,855,405)
Total loans under subordination	2,137,077
Total adjusted equity	281,672
Net debt to adjusted equity ratio	5.24

Capital risk management

Credit risk

The Company’s board of directors has overall responsibility for establishment and oversight of the Company’s risk management framework. Risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor risks and adherence to limits. These related processes are regularly performed in order to reflect changes in market conditions and the Company’s activities.

The Company’s principal financial instruments comprise shareholder loans and cash. The main purpose of these financial instruments was to finance the operations of the Company. The Company has various other financial assets and liabilities such as trade receivables and payables, which arise directly from its operations.

The main risks arising from the Company’s financial instruments are credit, and liquidity risks. The Board reviews and determines policies for managing each of these risks, as summarized below. The general entrepreneurial risks include operational, strategic and legal risks which the Company also monitors, analyses and controls. The interest rate risk and the foreign currency risk is only minor for the Company.

Credit risk contains the danger of a financial loss that arises from one third party being unable or unwilling to fulfil its contractual payment obligations. The credit risk thus contains not only the immediate risk of default but also the risk of an impaired credit rating along with the risk of concentration of individual risk. The Company has a well distributed customer base. On one hand this helps to reduce the credit risk, on the other hand this may present some additional risk as a material portion of the business is done in very small transactions. The Company has set up a policy to minimize credit risk and monitor its clients. Key customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts was not significant.

The maximum exposure to the credit risk is represented by the carrying amount of each financial asset. To reduce the possibility of bad debt, it is the Company’s policy to have an as short as possible trading term of payment from its customers, which is usually between 3-30 days. It is recognized however that in certain countries and for certain customers, this policy has to be extended. The Company therefore monitors, at an individual customer level, its accounts receivable by payment due date rather than the number of days from invoice date. No concentrations of credit risk are currently present.

A provision for bad debt is determined on both an individual basis and a general basis. An individual provision is determined when a customer disputes the amount due or if legal steps have been taken to recover the overdue amount. For all other amounts, a general bad debt provision is determined.

With respect to credit risk arising from other financial assets of the Company (e.g. cash and cash equivalents), the Company’s exposure to credit risk arises from the default of the counterparty, with a maximum amount equal to the carrying amount of these instruments.

Notes to the financial statements

for the period from January 1 to June 30, 2019

6.Financial risk management objectives and policies (continued)

Liquidity risk

Liquidity risk is the danger that the Company will be not able to meet its financial obligations as they fall due (e.g. settlement of its financial debt or paying its suppliers). Beyond net working capital and cash management, the Company mitigates liquidity risk by arranging borrowing facilities of varying terms mainly with the shareholder.

Trade payables and other financial liabilities mainly originate from the financing of assets used in ongoing operations such as property, plant, equipment and investments in working capital e.g. trade receivables. These assets are to be considered against the cash outflows mentioned.

The envisaged financing structure results in a well-balanced plan of cash flow in line with the financial and macroeconomic environment that allows the Company an improved control of the liquidity risk in the coming years.

Company Liquidity analysis for its derivative financial instruments

The Company does not hold any open derivative financial instruments as at 30 June 2019. Therefore, no liquidity analysis for derivative financial instruments is to be disclosed.

7.Events occurring after the reporting period

It is planned that SwissLink will seek further investors in Q3 2019. For the sale of 51% of Company shares, a Letter of Intent (LOI) is already available.

Besides, no events took place between 30 June 2019 and August 01, 2019 that would require adjustments to the carrying amounts of the assets or liabilities in these financial statements or would need to be disclosed here.